October 28, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bednarowski and Dietrich King

Re:	89bio, Inc.

Registration Statement on Form S-1

Filed October 11, 2019

File No. 333-234174

Ladies and Gentlemen:

On behalf of 89bio, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated October 17, 2019 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, filed on October 11, 2019. The Company is filing today via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comment is set forth below, followed by the corresponding response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page reference in our response corresponds to the page numbers of the Registration Statement filed today.

Registration Statement on Form S-1

Business

Our Solution

Severe Hypertriglyceridemia, page 115

1.

We note your revised disclosure on page 115 regarding the peak sales of two third parties that sell products approved for the treatment of SHTG. Please revise to clarify that, even if BIO89-100 is approved by the FDA, there is no guarantee that you would earn revenues that are comparable to the revenues earned from the sale of other products and treatments.

U.S. Securities and Exchange Commission

October 28, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 116 of the Registration Statement.

If you have any questions regarding the Registration Statement or the response set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Rohan A. Palekar, 89bio, Inc.

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Divakar Gupta, Cooley LLP

Jonie I. Kondracki, Cooley LLP

Robert W. Phillips, Cooley LLP

Charles S. Kim, Cooley LLP

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